 MANAGEMENT’S DISCUSSION & ANALYSIS – 2009 FIRST QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at May 12, 2009. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2009. The information provided herein supplements but does not form part of the financial statements. This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa. Development activity on Bisha is well underway.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.

Outlook

Completion of debt finance

The lending group for the Bisha project debt is actively dealing with the documentation and normal legal, due diligence arrangements. While not absolutely assured until all approvals and documentation is completed, the planned debt package is a mix of senior and subordinated debt coming from a number of development agencies and commercial banks from Europe and South Africa. The completion of $240 million debt facilities is expected in Q2 2009, including a $30 million cost overrun facility. Due to the robust nature of the Bisha Project, the Company negotiated debt terms are expected to be relatively favorable in a difficult capital markets environment. Anticipated payback should be quite short relative to mine life, depending upon the price of gold. Operating costs for the gold phase are projected at approximately $200/oz. Endeavour Financial is the project finance advisor.

Construction

Wet commissioning is expected to commence in mid 2010 with the hot commissioning and ramp up to production in Q3 2010.  Plant site preparations are advancing close to plan.  Construction of the camp facilities are expected to be completed in early June. Photographs of the construction progress can be found on the Company web site – www.nevsun.com/properties/photo_gallery.  As a result of exchange rates favorable to the project, as well as an early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of $250 million. The $250 million capex includes a contingency of $32 million and of the remaining $218 million, supply for approximately $88 million has either been spent, ordered or arranged.  The significant orders include major process plant mechanical equipment and steel, including long lead order items such as the SAG and ball mills.

Exploration
In Q2 2009 the Company will be carrying out an infill drill program on the Harena Deposit, located approximately 9.5 km, along strike, southwest of the Bisha main zone, for the purpose of confirming a resource.

The commencement of Site construction was undertaken by a local Eritrean contractor, SEGEN Construction, and supervised by the EPCM contractor, SENET of South Africa. Both have significant building experience, SEGEN in respect to major civil contracts and SENET with respect to several mines and mine expansion projects in various parts of Africa.

The Mining and Stabilization agreements were developed with the Government of Eritrea to ensure all critical bankability features were accommodated. The participation by the State in the Project has been beneficial in many ways:

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government support helps expedite all local requirements;

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the State provides its share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities.

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cash contributions by the State provided the Company with some of its immediate capital;

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reduced political risk with the State as a major shareholder;

The Government is new to mining but is a beneficiary of the experiences of several developing countries, enabling it to avoid some of the pitfalls encountered by other jurisdictions with new revenue sources. The goods and services spin-offs from the mining industry are most welcomed by Eritrea.

Highlights of the Bisha Project

Bisha is a high-grade gold, copper, zinc deposit that has a strong economic return over a mine life of over 10 years. The top layer of the deposit is high-grade gold oxide material, lying at surface, that allows an early payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project. The following data is based on a 2006 Feasibility Study, updated for 2008 cost revisions

Metal Production (Life of Mine)

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1.06 million oz gold

(all payable)

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749 million lb copper

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1,093 million lb zinc

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9.4 million oz silver

Production Schedule

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+10 years open pit mine modeled at 2 Mt/year of ore production

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years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

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years 3 to 5 average approximately 170 million lb Cu per year plus precious metal credits

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years 6 to 10 average approximately 220 million lb Zn plus 40 million lb Cu per year plus precious metal credits

CAPEX

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pre-production capex approximately $250 million

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expansion capital (funded by operations) $115 million

Operating Cost

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life of mine approximately $33/tonne of ore milled, excluding royalties (gold phase opex is approximately $200/ounce)

Summary of Production

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- millions of pounds							153	238	227	217	258

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2009 1st	2008 4th	2008 3rd	2008 2nd

Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(1,012,937)	(4,847,622)	(843,221)	(849,744)
Income (loss) from discontinued operations	-	-	-	3,477,763
Income (loss) for the period	(1,012,937)	(4, 847,622)	(843,221)	2,628,019
Loss per share from continuing operations (1)	(0.01)	(0.03)	(0.01)	(0.01)
Income per share from discontinued operations	-	-	-	0.03
Income (loss) per share	$ (0.01)	$ (0.03)	$ (0.01)	$ 0.02

	2008 1st	2007 4th	2007 3rd	2007 2nd
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(1,120,906)	2,663,546	(1,956,308)	(2,249,194)
Loss from discontinued operations	(1,502,481)	(1,705,211)	(2,696,468)	(2,461,649)
Income (loss) for the period	(2,623,387)	958,335	(4,652,776)	(4,710,843)
Income (loss) per share from continuing operations	(0.01)	0.03	(0.02)	(0.02)
Loss per share from discontinued operations	(0.01)	(0.02)	(0.02)	(0.02)
Income (loss) per share	$ (0.02)	$ 0.01	$ (0.04)	$ (0.04)

(1)

Each line of income (loss) per share information in the table is presented as basic and diluted

When comparing the results of Q1 2009 with Q1 2008, the Company reduced costs by the following amounts in the following areas: (1) $172,609 in stock-based compensation due to the timing and number of options issued; (2) $125,698 in accounting, legal and consulting fees; (3) $52,605 in office and remuneration costs due to staffing changes; and (4) $19,110 in office, stock exchange listing and miscellaneous expenses.  In Q1 2009, the Company also received $38,141 (2008 - $nil)  of royalty income on its 1% net smelter royalty on the Tabakoto Project in Mali, which shipped its first gold since recommencing production under new ownership in 2009.

Decreases in the above noted expenses were offset by (1) A decrease of $194,999 in investment income of for Q1 2009 compared to Q1 2008 due to lower cash balances and interest rates; (2) An increase in foreign exchange loss of $60,082 due mostly to the depreciation of the US dollar against the South African Rand; and (3) The Q1 2009 impairment on short-term investments loss of $45,112.  No impairment loss was taken in Q1 2008.

Liquidity and Capital Resources

The Company’s cash at March 31, 2009 was $29.9 million (December 31, 2008 – $40.7 million).

ENAMCO continues to fund its share of all costs of the Bisha project and, for the period ended March 31, 2009, advanced $5.3 million to Bisha (2008 - $nil).  ENAMCO’s cumulative advances total $18.4 million.  The advances incurred $230,608 of interest expense during Q1 2009 (2008 - $nil), which were capitalized to property, plant and equipment.  The interest and advances will be repaid out of operating cash flow, are not callable and have no specified repayment terms.

The Company used $12.8 million in its operating and investing activities during Q1 2009 (2008 - $2.9 million). The Company has spent $53.8 million on the Bisha capital project and based on current estimates, as at March 31, 2009 required approximately $196 million to complete the project. These requirements are expected to be covered largely by project debt.

As mentioned above, and due to the robust nature of the Bisha Project payback, it is planned to have the majority of finance for Bisha supplied by traditional project debt, together with funding by ENAMCO.

Contractual Obligations

As of March 31, 2009 the Company had unsettled purchase commitments of $18 million, all of which are due in 2009.  Of the $18 million in unsettled purchase commitments, $8 million involve purchase obligations for work already performed or contract termination amounts.

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Purchase commitments	18,000,000	18,000,000	-	-	-
Advances by minority interest	19,045,187	-	-	19,045,187	-
Total Contractual Obligations	37,045,187	18,000,000	-	19,045,187	-

Subsequent to March 31, 2009, the Company arranged to increase an environmental bond to cover remediation liabilities for Bisha from the amount of $500,000 to $2,000,000 at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO (the Eritrean State mining company). Refer to note 10 of the annual consolidated financial statements for a description of the purchase price adjustment with ENAMCO.

Also refer to note 3 of the annual consolidated financial statements for a description of the Company’s financial instruments and risk management.

Outstanding Share Data

See the accompanying financial statements for information related to outstanding share data.  The information has not changed materially from March 31, 2009 to the date of this Management Discussion and Analysis.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Changes in Accounting Policy

Effective January 1, 2009 the Company adopted Section 3064 Goodwill and Intangible Assets, a new accounting standard issued by the Canadian Institute of Chartered Accountants.  A description of the standard is discussed in note 2 to the interim consolidated financial statements.  There was no impact of the adoption of the standard.

The Canadian Accounting Standards Board has announced that International Financial Reporting Standards (IFRS) will replace Canada’s current GAAP for publicly-accountable, profit-oriented enterprises starting January 1, 2011.  Adoption of IFRS in 2011 will require restatement, for comparative purposes, of information the Company will report through December 31, 2010.

The Company is currently identifying the differences between IFRS and Canadian GAAP and assessing how those differences will affect the reporting of financial information.  The Company is developing an implementation plan that includes assessing the effect of adoption of IFRS on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and personnel resources and training.  The Company’s implementation plan will ensure a timely and effective transition to IFRS.

At this time it is not possible to determine how the adoption of IFRS will affect future financial statements.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2008 Annual Management Discussion and Analysis (MD&A) for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risk factors outlined in the Company’s 2008 Annual MD&A actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

May 12, 2009